

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



20170237

DIVISION OF
CORPORATION FINANCE

March 29, 2017

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: McDonald's Corporation
Incoming letter dated March 20, 2017

Dear Ms. Ising:

This is in response to your letter dated March 20, 2017 concerning the shareholder proposal submitted to McDonald's by the Marco Consulting Group Trust I. We also have received a letter from the proponent dated March 29, 2017. On March 16, 2017, we issued a no-action response expressing our informal view that McDonald's could not exclude the proposal from its proxy materials for its upcoming annual meeting under rules 14a-8(i)(2), 14a-8(i)(6) and 14a-8(i)(7). You have asked us to reconsider our position under rule 14a-8(i)(7) and to present the matter to the Commission. After reviewing the information contained in your letter, we find no basis to reconsider our position. In our view, the proposal transcends ordinary business matters and does not micromanage the company to such a degree that exclusion of the proposal would be appropriate.

You have also asked us to concur in your view that the proposal may be excluded under rule 14a-8(i)(13). In our view, the proposal does not relate to specific amounts of cash or stock dividends. Accordingly, we do not believe that McDonald's may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(13).

Under Part 202.1(d) of Section 17 of the Code of the Federal Regulations, the Division may present a request for Commission review of a Division no-action response relating to Rule 14a-8 under the Exchange Act if it concludes that the request involves "matters of substantial importance and where the issues are novel or highly complex." We have applied this standard to your request and determined not to present your request to the Commission.

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Michele M. Anderson
Associate Director, Legal

cc: Maureen O'Brien
Segal Marco Advisors
obrien@marcoconsulting.com

Segal Marco Advisors

550 W. Washington, Suite 900, Chicago IL
T 312.612.8446 www.segalmarco.com

March 29, 2017

Via Email

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: McDonald's Corporation Request for Commission Review of Staff Determination Declining to Allow Exclusion of Marco Trust Proposal

Ladies and Gentlemen:

On March 16, 2017, the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") declined to concur with McDonald's Corporation's ("McDonald's" or the "Company's") view that it was entitled to omit a proposal (the "Proposal") submitted by The Marco Consulting Group Trust I (the "Trust") for inclusion in the proxy materials for McDonald's 2017 annual meeting of stockholders. The Proposal asked McDonald's to give Owner/Operators of McDonald's restaurants the ability to elect a new director by issuing a new series of preferred stock (the "Franchisee Preferred").

In its original request for relief (the "No-Action Request"), McDonald's argued that the Proposal would violate Delaware law, supporting exclusion under Rule 14a-8(i)(2) and (6), and that it related to McDonald's ordinary business operations, justifying omission pursuant to Rule 14a8(i)(7). The Trust submitted an opinion of Delaware counsel disagreeing with the conclusions reached by McDonald's Delaware counsel regarding the Proposal's permissibility under Delaware law. As well, the Trust countered the ordinary business argument by challenging McDonald's characterization of the Proposal as addressing capital structure and the issuance of stock by showing that the issuance of Franchisee Preferred shares is a mechanism for accomplishing the governance reform that is at the heart of the Proposal.

Now, 11 days before it plans to begin printing its proxy materials, McDonald's seeks full Commission review of the Staff's determination and asserts an entirely new basis for exclusion, claiming that the Proposal relates to a specific amount of dividends. The Commission should reject McDonald's request for review and reconsideration of the Staff's determination because (i) the Proposal does not raise an issue of substantial importance involving novel or highly complex issues; (ii) the Staff correctly declined to grant relief on the bases asserted by McDonald's in the No-Action Request; and (iii) McDonald's should not be permitted to assert a new basis for exclusion this late in the game, although the Trust explains below why the dividends argument is meritless. Accordingly, the review and reconsideration sought by McDonald's should be denied.

The Standard for Commission Review Has Not Been Satisfied

McDonald's claims that the Proposal involves a matter of substantial importance where the issues are novel or highly complex because it represents an "unprecedented intrusion" of the shareholder proposal process into the "fundamental state corporate law issue" of stock issuance. The Company's request for review, like the No-Action Request, rests on characterizing the Proposal as focused on stock issuance and capital structure. As the Trust showed in its response to the No-Action Request, however, the issuance of Franchisee Preferred stock is secondary to the primary thrust of the Proposal—giving Owner/Operators a voice in McDonald's governance through the election of a director to McDonald's board.

McDonald's tries to undermine that focus by claiming that the concept of "corporate governance" can refer only to relations among shareholders, management and the board of directors. McDonald's urges that granting rights to any other constituency is a "radical step" that should disqualify the Trust from using Rule 14a-8. But McDonald's cites no authority for that assertion. Proposals seeking board representation for a constituency other than common stockholders are a regular feature of the shareholder proposal landscape. As the Trust pointed out in its response to the No-Action Request, "In past years, shareholders have been asked to vote on many proposals involving board representation of various constituencies, including union members (DuPont in 1997 and 2002); employees (Ashland in 1997, UAL in 2002); and non-executive retirees (Raytheon in 2005; GE in 2006, 2007 and 2015; Aetna in 2007, 2008 and 2009) (citations omitted)."

As well, proposals addressing aspects of capital structure are familiar to companies and shareholders. Proposals asking companies to eliminate a dual- or multiple-class stock structure have been voted on in the 2016, 2015 and 2014 proxy seasons at nine, eight and five companies, respectively. (Georgeson Annual Corporate Governance Review 2016 (p. 32), 2015 (p. 33), 2014 (p. 30))

McDonald's tries to distinguish the Proposal from other proposals addressing capital structure by highlighting that the Proposal suggests terms for the Franchisee Preferred. The purpose of including the terms was to emphasize that issuance of the Franchisee Preferred should not have an economic impact on the Company or its common shareholders. The Trust was concerned, given the ubiquity of issuer vagueness arguments to the Staff, that the Proposal was vulnerable to exclusion on vagueness grounds if it simply stated that the Franchisee Preferred should be designed with that goal in mind. Including the terms, it seemed, best ensured that both McDonald's and its shareholders understood the Proposal's meaning and intent.

In sum, the Proposal is not novel or highly complex: It requests a governance reform similar to reforms that have been advocated and voted on by shareholders for many years. The Franchisee Preferred terms suggested in the Proposal are secondary to the primary focus of giving Owner/Operators board representation, and do not, standing alone, justify Commission review. Accordingly, McDonald's request for Commission review should be denied.

The Staff's March 16th Determination Was Decided Correctly

In the request for review, McDonald's presses the same arguments it made in the No-Action Request in support of exclusion on ordinary business grounds. The Trust reaffirms the arguments it made in response to the No-Action Request and will not repeat them here.

The Dividend Argument, Which is Untimely, Lacks Merit

McDonald's asserts a new basis for exclusion, urging that the Proposal can be omitted in reliance on Rule 14a-8(i)(13), which allows exclusion of a proposal that "relates to specific amounts of cash or stock dividends." In the Trust's view, raising a new basis at this point in the process is improper, given the time constraints. Even assuming McDonald's untimely argument should be considered, though, it is meritless.

The Proposal seeks an important corporate governance change at McDonald's by requesting that the board consider taking the steps necessary to give Owner/Operators a voice via an elected member of the board. In addition, the Proposal sets forth a recommended outline of potential terms for the proposed Franchisee Preferred stock that could be used as a framework to implement the Proposal. There is no reference to dividends anywhere in the outline of potential terms for the proposed stock. McDonald's creates the false impression that the Proposal requires that the Franchisee Preferred stock not include a dividend right. In fact, the only reference to dividends is set forth at the end of the supporting statement, where the Proponent makes clear that it does not intend for the Franchisee Preferred stock to confer financial benefits on the holders. Instead, the Proposal is intended solely to make an important improvement to McDonald's corporate governance structure. This does not "relate to specific amounts of dividends" that would support exclusion under Rule 14a-8(i)(13).

The Company's reliance on the various no-action determinations concerning stockholder proposals is misplaced. In each of the determinations cited by McDonald's, the proposal itself focused specifically on dividends as the sole, or key, issue of the proposal. (*See, e.g., American Express Co.* (Dec. 21, 2007) (*recon. denied* Apr. 1, 2008) (allowing exclusion of a proposal specifically requesting a special dividend of $9.00 per share); *American International Group, Inc.* (Jan. 29, 2004) (allowing exclusion of a proposal specifically requesting to increase dividends to $2 per share); *Honeywell, Int'l* (Jan. 24, 2001) (allowing exclusion of a proposal requesting the company "buyback its shares with its excess earnings rather than payout dividends to shareholders…"). In addition, McDonald's reliance on the trio of decisions from January 2014 is mistaken. Those determinations all addressed essentially identical proposals that specifically required that the proposed new sub-class of common stock would not receive dividends. As explained above, the Proposal makes no such requirement or request. *See, e.g., Anadarko Petroleum Corp.* (Jan. 13, 2014) (allowing exclusion where proposal requested the company "issue a sub-class of common shares … **which will not receive any dividends…**") (emphasis added). As a result, McDonald's has failed to demonstrate how the Proposal is in any way similar to those at issue in the determinations on which it relies, and its request for exclusion should be denied.

For the reasons set forth above, the Trust urges that the Commission should not review the Staff's March 16th determination and that the Staff and Commission should reject McDonald's attempt to rely on a new basis for exclusion. If you have any questions, please do not hesitate to contact me on (312) 612-8446 or mobrien@segalmarco.com.

Sincerely,



Maureen O'Brien
Vice President, Director of Corporate Governance

cc: Elizabeth A. Ising
Michael S. Piwowar, Acting Chairman, U.S. Securities and Exchange Commission
Kara M. Stein, Commissioner, U.S. Securities and Exchange Commission
Shelley Parratt, Acting Director, Division of Corporation Finance, U.S. Securities and Exchange Commission

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
Eising@gibsondunn.com

March 20, 2017

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *McDonald's Corporation*
*Request for Commission Review and Reconsideration*
*Shareholder Proposal of The Marco Consulting Group Trust I*
*Exchange Act of 1934—Rule 14a-8*

Ladies and Gentlemen:

On behalf of our client, McDonald's Corporation (the "Company"), we write regarding the response by the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") on March 16, 2017 (the "Staff Response Letter") regarding a shareholder proposal (the "Proposal") received from The Marco Consulting Group Trust I (the "Proponent"). The Proposal asks the Company to follow a detailed and highly prescriptive process to create and issue a new series of preferred stock (the "Franchisee Preferred") to certain of the Company's contractual partners, namely franchisees, in order to allow this new class of stockholders to elect its own director. In the Staff Response Letter, the Staff stated that it was unable to concur in our view set forth in our January 23, 2017 no-action request and March 2, 2017 supplemental letter (collectively, the "No-Action Request") that the Company may exclude the Proposal from its proxy statement and form of proxy for its 2017 Annual Meeting of Shareholders (collectively, the "2017 Proxy Materials") under Rules 14a-8(i)(2), 14a-8(i)(6) and 14a-8(i)(7).

For the reasons discussed below, we respectfully request that (1) the Commission review and consider a novel and highly complex question presented by the Staff Response Letter regarding the applicability of the ordinary business exception in Rule 14a-8(i)(7), and (2) the Staff and the Commission concur that the Proposal may be excluded under Rule 14a-8(i)(13) because the Proposal "relates to specific amounts of cash or stock dividends."

## I. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals With Matters Related To The Company's Ordinary Business Operations.

### *A. Commission Review Is Warranted.*

We request that the Commission review and consider the following novel and highly complex question under Rule 14a-8:

> Whether a shareholder proposal that seeks to confer a corporate governance right on franchisees (whose relationship with a company is defined by contract) by dictating the terms and process for creating and issuing a special class of stock implicates a company's ordinary business operations and thus is excludable under Rule 14a-8(i)(7).

This issue satisfies the standard for Commission review of Staff determinations as set forth in Paragraph 202.1(d) of Title 17 of the Code of Federal Regulations. Under that regulation, "the [S]taff . . . will generally present questions to the Commission that involve matters of substantial importance and where the issues are novel or highly complex." In this regard, the Staff Response Letter represents an unprecedented intrusion of the shareholder proposal rule into one of the most fundamental state corporate law issues—the issuance of stock—and stretches the rule beyond the Commission's statutory mission of protecting the interests of investors by allowing a shareholder referendum on issuing stock to confer a governance right on a group of stakeholders whose existing rights are defined by contract, namely franchisee agreements.

By expanding "corporate governance" to encompass conferring rights on third parties such as franchisees by requiring that the Company issue stock, the Staff Response Letter would open the floodgates to shareholder proposals submitted under Rule 14a-8 seeking to bestow governance rights on a host of different special interest groups (including suppliers and customers) that companies interact with on a daily basis in the ordinary course of their business. In this regard, the specific mechanism dictated by the Proposal—issuance of a new class of preferred stock with specified terms—could be applied to a significant number of public companies: 95.3% of S&P 500 companies and 94.3% of Russell 3000 companies authorize blank check preferred stock, the authority typically used to issue shares like the Franchisee Preferred.[1]

Finally, as discussed below and in the No-Action Request, we believe that the Staff Response Letter warrants Commission review because it represents an unprecedented expansion of the shareholder proposal rule and contradicts past Staff precedent. We are not aware of the Staff

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[1] As of February 15, 2017, according to www.SharkRepellent.net.

previously refusing to concur with the exclusion of a proposal dictating the specific terms of a company's capital structure. As such, the Staff Response Letter opens the door to shareholder referenda on the specifics of how a company manages its capital structure and the specific and important terms of the securities that make up that capital. As discussed in the No-Action Request and below, the detailed terms specified in the Proposal include the number of shares to be issued, who qualifies to receive the shares to be issued, how the shares are allocated among the limited class of persons entitled to hold them, the amount of consideration to be paid for the shares, the amount to be paid upon redemption of the shares, what constitutes qualifying redemption events for the shares, the amount to be paid for the shares upon liquidation, termination or dissolution of the company, the transfer restrictions applicable to the shares, the voting and other rights applicable to the shares and that no dividends are to be paid on the shares. These terms are highly complex and would normally be the subject of extensive study by a company's financial advisors.

For these reasons, the policy issue presented by the Staff Response Letter with respect to shareholder proposals submitted under Rule 14a-8 is novel and highly complex and warrants Commission review.

*B. The Proposal Improperly Attempts To Dictate The Company's Capital Structure Such That The Proposal Concerns The Company's Ordinary Business Operations.*

As further explained in the No-Action Request, the Proposal implicates the Company's ordinary business operations, and thus is excludable under Rule 14a-8(i)(7), in two respects. First, the Proposal relates to the management of the Company's capital structure (namely, the issuance of stock and the terms (including recipients) of such stock), which is "fundamental to management's ability to run a company on a day-to-day basis." Exchange Act Release No. 40018 (May 21, 1998). Second, the Proposal impermissibly micro-manages the Company by dictating detailed and important terms of the Franchisee Preferred.

*1. The Focus Of The Proposal Is To Create A New Class Of Shareholders By Altering The Company's Capital Structure, Which Is An Ordinary Business Matter.*

The Proponent has asserted that the Proposal merely seeks a corporate governance change by giving owners of the Company's franchised restaurants representation on the Company's Board of Directors. However, the concept of "corporate governance" has traditionally been viewed as the relationship between a company's shareholders, management and board of directors. Thus, permitting a proposal under Rule 14a-8 that addresses a "governance reform" by issuing stock to a company's contractual partner, here franchisees, is a radical step that pushes the Commission's rule beyond its statutory mission of being the *investor's* advocate. Instead of addressing a corporate governance enhancement for *shareholders*, the

Proposal seeks to bestow a governance right on a class of stakeholders who currently have only contractual relations with the Company by making them shareholders.

The Proponent seeks to achieve this objective of conferring a corporate governance right on franchisees by: (1) altering the Company's capital structure by instituting a new class of stock; and (2) prescribing numerous highly detailed features of the new class of stock. Thus, the principal focus of the Proposal relates to the issuance of shares, a matter that is inherently within the province of the Company's ordinary business, and that has consistently been found excludable by the Staff under Rule 14a-8(i)(7). In this regard, it is important to note that (1) we are not aware of the Staff previously refusing to concur with the exclusion of a proposal dictating the specific terms of a company's capital structure,[2] and (2) the Staff has repeatedly concurred in the exclusion of proposals under Rule 14a-8(i)(7) notwithstanding the proposals' stated objectives being about corporate governance.[3]

Moreover, the Proposal is distinguishable from shareholder proposals that the Staff has found not to be excludable. For example, the Proposal's focus on the issuance of the Franchisee Preferred with the specified terms in order to create a new class of shareholders with voting rights distinguishes it from shareholder proposals relating to director qualifications or the nominating process that would be available for existing shareholders, which generally have not been excluded under Rule 14a-8. *See, e.g., Exxon Mobil Corp.* (avail. Mar. 16, 2015) (proposal requesting the nomination of a director with specified environmental expertise);

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[2] *See, e.g.*, *Bank of America Corp.* (avail. Jan. 10, 2011) (concurring with the exclusion of a proposal asking that the board amend the bylaws to require shareholder approval before authorizing and issuing shares until the stock price rises or the outstanding shares decrease because it related "to the authorization and issuance of the company's common stock"); *NetCurrents, Inc.* (avail. May 3, 2001) (concurring with the exclusion of a proposal asking that the board adopt a resolution providing for shareholder approval before any of the company's stock could be issued because it concerned "the issuance of authorized shares"); *Consolidated Edison Co. of New York, Inc.* (avail. Mar. 8, 1983) (concurring with the exclusion of a proposal directing the company to issue shares of common stock to certain customers but then prescribing certain restrictions on the shares because it related "the terms upon which common stock is to be issued"); *Texaco, Inc.* (avail. Feb. 17, 1981) (concurring with the exclusion of a proposal asking that the company publish its reasons for, and obtain shareholder approval before, issuing preferred stock).

[3] *See, e.g.*, *Intel Corp.* (avail. Jan. 21, 2016) (concurring with the exclusion of a proposal concerning the need for auditor rotation); *Citigroup, Inc.* (avail. Jan. 6, 2012) (concurring with the exclusion of a proposal requesting the appointment of a director with specific skills who would communicate with shareholders by email in order to "represent[] the interest of the owners of the corporation (primarily the holders of common shares)"); *Lucent Technologies, Inc.* (avail. Dec. 5, 2003) (concurring with the exclusion of a proposal requesting that the board adopt a policy of allowing only independent directors to participate in recommending policies governing certain employee benefits where the supporting statement indicated that such "governance reform" would assure an appropriate level of independence in managing employee benefit plan assets).

*Republic Airlines, Inc.* (avail. Feb. 16, 1983) (proposal requesting a bylaw amendment regarding the nomination of a director from a list of individuals provided to the board). The Proposal also is distinguishable from shareholder proposals that address a corporate governance reform but that leave the implementation details to the company. For example, in *Ford Motor Co.* (avail. Mar. 29, 2000), the Staff refused to concur with exclusion of a proposal under Rule 14a-8(i)(7) because "the proposal appears to involve a matter of basic corporate policy, rather than the specific terms and conditions of a stock repurchase plan or its implementation." In stark contrast, the Proposal deals with "the specific terms and conditions of a stock [issuance and] its implementation," not just a corporate governance policy. Thus, the principal focus of the Proposal is the creation of a new class of stock and a new, specialized group of shareholders.

2. *Regardless Of Whether The Proposal Touches Upon A Significant Policy Issue, It Micro-Manages The Means Of Implementing That Objective.*

Moreover, the Proposal is not just a results-oriented, non-prescriptive request that the Board adopt a "governance reform" to achieve "the perspective of franchisees [being] fairly represented" on the Board.[4] It instead seeks to have the Company "adopt a plan to give the Owner/Operators of McDonald's restaurants . . . the power to elect one new member of the Board." And the Proposal does not stop there. The very next phrase of the Proposal and the entire remainder of the Proposal, including all six of its subparagraphs, specify exactly how the Board should achieve that objective: "by issuing to Franchisees shares of a new series of preferred stock" under the terms specified in the Proposal. Specifically, the Proposal goes beyond seeking "[f]ranchisee representation on [the] Board" and dictates: (1) that only one share of Franchisee Preferred shall be issued for each of the Company's 31,230 franchised restaurants (as of December 31, 2016); (2) that only minimal consideration shall be paid for each share of Franchisee Preferred; (3) that the Franchisee Preferred may only be redeemed at a nominal cost; (4) when the Franchisee Preferred shall be redeemable; (5) the amount payable to holders of the Franchisee Preferred upon liquidation, termination or dissolution of the Company; (6) when the Franchisee Preferred is transferable; (7) what the Franchisee Preferred holders can and cannot vote on; (8) other rights associated with the Franchisee Preferred; and (9) that no dividends shall be payable to holders of the Franchisee Preferred.

While the Proposal asserts that these terms outline the "independent selection mechanism of the Franchisee Director that would not require membership in any franchisee association or other organization," the Board should be able to identify the best way to achieve that objective, which may not mean conforming to each of the multitude of details set forth in the

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[4] In fact, the Proposal would not assure that the proposed "Franchisee Director" is actually a franchisee, as it just provides for the creation of a director position that would purportedly represent franchisees.

Proposal. For example, the Proposal would require the Company to issue exactly one share of Franchisee Preferred for each franchised restaurant. This detail eliminates the Board's ability to determine, in consultation with franchisees and its financial advisors, the factors to be considered and/or the basis on which the Franchisee Preferred should be issued (*e.g.*, one share per restaurant; restaurant volume; ownership structure—conventional franchisee, developmental licensee, or affiliate; remaining term of franchise arrangement; etc.). For these reasons, and as further discussed in the No-Action Request, the Proposal is excludable under Rule 14a-8(i)(7).

**II. The Proposal May Be Excluded Under Rule 14a-8(i)(13) Because The Proposal Relates To Specific Amounts Of Dividends.**

In addition to review and reconsideration of the foregoing issues, we respectfully request that the Staff and the Commission concur in our view that the Proposal may be omitted from the 2017 Proxy Materials under Rule 14a-8(i)(13), which permits the exclusion of any shareholder proposal that "relates to specific amounts of cash or stock dividends."

The Staff has consistently interpreted this rule to permit the exclusion of shareholder proposals, like the Proposal, that call for the payment of a specific amount of dividends or that provide a specific formula for dividends, in either case regardless of whether in cash or stock. *See, e.g., General Electric Co.* (avail. Dec. 21, 2010) (concurring that a proposal seeking the authorization of a special dividend equal to the amount authorized for share repurchases in lieu of any such share repurchases and further "ask[ing] the [b]oard to continue to increase GE's dividend commensurate with increases in earnings" was excludable); *American Express Co.* (avail. Dec. 21, 2007) (*recon. denied* Apr. 1, 2008) (concurring that a proposal seeking a $9.00 per share special dividend was excludable); *Source Interlink Companies, Inc.* (avail. Jan. 5, 2007) (concurring that a proposal seeking a $5.00 per share special dividend was excludable); *American International Group, Inc.* (avail. Jan. 29, 2004) (concurring that a proposal seeking to increase the dividend to $2.00 per share annually was excludable); *DPL Inc.* (avail. Jan. 11, 2002) (concurring that a proposal asking the company to match increases in dividends with increases in bonuses and long-term compensation was excludable because "the proposal appears to include a formula that would result in a specific dividend amount"); *Mesaba Holdings, Inc.* (avail. Apr. 28, 2000) (concurring that a proposal seeking a special dividend of $80,000,000 on a pro rata basis was excludable).

By explicitly stating that the Franchisee Preferred is intended to "provide no . . . dividends . . . to holders," the Proposal relates to a specific amount of dividends. Consistent with the Rule 14a-8(i)(13) precedent described above, the Staff has consistently found that proposals requesting that a company not pay dividends, whether the proposal relates to the company's common stock or another class of equity (such as preferred stock similar to the Franchisee Preferred), are excludable under Rule 14a-8(i)(13) because zero is a "specific amount of cash or stock dividends." *See Merck & Co., Inc.* (avail. Jan. 30, 2014) (concurring that a proposal that requested the company to issue a new class of common shares that would not receive any dividends was excludable, noting that "the proposal relates to a specific amount of dividends"); *Dominion Resources, Inc.* (avail. Jan. 13, 2014) (same); *Anadarko Petroleum Corp.* (avail. Jan. 13, 2014) (same); *Honeywell International, Inc.* (avail. Jan. 24, 2001) (concurring that a proposal requesting that the board "buyback its shares . . . rather than payout dividends" was excludable where the company argued that the proposal, if implemented, "in effect[] would reduce [the company's] current cash dividend to zero and eliminate the [c]ompany's future cash dividends"); *Ford Motor Co.* (avail. Jan. 24, 2001) (same); *AT&T Corp.* (avail. Jan. 2, 2001) (same); *National Mine Service Co*. (avail. Sept. 3, 1981) (concurring that a proposal requesting that the company eliminate all cash dividends for a given fiscal year was excludable, with the Staff reasoning "[s]ince the proposal seeks the cessation of all dividend distributions for fiscal year 1982, it is our view that it is excludable under [Rule 14a-8(i)(13)] as a proposal relating to 'specific amounts of cash or stock dividends'").

We note that it is irrelevant that the statement that the Proposal is intended to "provide no . . . dividends . . . to holders" of the Franchisee Preferred is included in the Proposal's Supporting Statement as opposed to the Proposal's Resolved clause. First, the statement makes clear that it is interpreting the Resolved clause by referencing "[o]ur proposed terms of the Franchisee Preferred." Moreover, Staff precedent demonstrates that the Staff considers the excludability of proposals under Rule 14a-8 based on the entire proposal. *See, e.g.*, *CVS Caremark Corp.* (avail. Jan. 31, 2008) (*recon. denied* Feb. 29, 2008) (concurring in the exclusion of a proposal requesting that the board adopt principles for health care reform because the supporting statement also requested that the company report "annually on how it is implementing such principles"). We also note that Rule 14a-8(i)(13) is not limited to proposals addressing dividends paid on common stock, as the Staff has concurred with the exclusion of proposals addressing dividends paid on preferred stock. *See, e.g.*, *Gulf State Utilities Co.* (avail. Feb. 2, 1990) (concurring with the exclusion of a proposal requesting that the company pay dividends in arrears for its preferred stock, noting that payment of a dividend for the preferred stock "relates to a specific amount of dividends"). In the same manner, the Proposal specifies that the Franchisee Preferred not pay any dividends, which as discussed above, makes it a proposal that concerns "specific amounts of cash or stock dividends."

Finally, we note that the Proposal is distinguishable from shareholder proposals that relate only to a company's dividend policy generally, but do not include a specific amount of a dividend. For example, in *Exxon Mobil Corp.* (avail. Mar. 19, 2007), the Staff was unable to concur with the exclusion under Rule 14a-8(i)(13) of a shareholder proposal asking that the board of directors provide a "more equal ratio of dollars paid to repurchase stock relative to the dollars paid in dividends." The Proposal does not discuss a general dividend policy, as in

*Exxon Mobil Corp.*, but instead requests a specific amount for the dividend on the Franchisee Preferred.

For these reasons, the Proposal is excludable under Rule 14a-8(i)(13) because it requests that the Company pay "specific amounts of cash or stock dividends"—specifically, zero dividends—to holders of the Franchisee Preferred.

**CONCLUSION**

For the reasons addressed above, we believe the Rule 14a-8 policy issue presented by the Proposal is of substantial importance and is novel and highly complex, and that the Staff Response Letter was incorrectly decided. We therefore request that the Commission review the issues presented in this matter and concur in our view that the Company may omit the Proposal from the 2017 Proxy Materials under Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations. We also respectfully request that based on the analysis above the Staff and the Commission concur that the Proposal may be properly excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(13).

We respectfully request expeditious consideration of our requests, as the Company is scheduled to begin printing the 2017 Proxy Materials on March 31, 2017. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Denise A. Horne, the Company's Corporate Vice President, Associate General Counsel and Assistant Secretary, at (630) 623-3154.

Sincerely,



Elizabeth A. Ising

cc: Michael S. Piwowar, Acting Chairman, U.S. Securities and Exchange Commission
Kara M. Stein, Commissioner, U.S. Securities and Exchange Commission
Shelley Parratt, Acting Director, Division of Corporation Finance, U.S. Securities and Exchange Commission
Denise A. Horne, McDonald's Corporation
Maureen O'Brien, Segal Marco Advisors